FOR IMMEDIATE RELEASE

VUANCE LTD. ANNOUNCES RECORD 2008 REVENUES

Full-Year Revenues Increase 55% to Record $20.7 Million;
Q4 Revenues up 32% Year-Over-Year to $5.5 Million

Rockville, MD – March 31, 2008 – VUANCE Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and critical situation management, today announced selected preliminary operating results for the fourth quarter and full-year periods ending December 31, 2008.

Operational Highlights

•
VUANCE was selected to monitor and control all activity in the Decker Lake Youth Complex, a correctional facility designed for housing youth in a Medium/High security setting, in West Valley City, Utah.

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The Company expanded its RAPTOR solution with two existing customers in the North Eastern United States. VUANCE's RAPTOR system is a smart card-based system and the industry's only solution that manages the skills, certifications and licenses (attributes) of the responders to emergencies and incidents without forcing states, counties and municipalities to adopt a single definition of what qualifications a specific type of responder must have. The Massachusetts Homeland Security Region V and Chester County, PA., both expanded their use of the RAPTOR system, and the Chester County agreement also provides opportunities for business in nearby Bucks and Montgomery counties.

•
VUANCE was awarded a stake in a $900,000 government-funded project to develop a crime scene security and evidentiary tracking system. The project, which is the result of a grant sponsored by Vice President Joseph Biden, was awarded to Delaware State University, the Delaware State Police and the Delaware Department of Safety and Homeland Security. VUANCE's portion of the project is nearly $700,000 for the first year.

•
Due in large part to increased spending by the U.S. Federal Government, and the particular emphasis on spending for schools and public safety projects, VUANCE’s pipeline of potential business has substantially expanded compared to the same period in the prior year.

•
Non-GAAP operational losses narrowed substantially. On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release) the Company reported a non-GAAP operating loss of $663,000 in the fourth quarter of 2008 compared to the non-GAAP operating loss of $2.0 million in the fourth quarter of 2007 and compared to the non-GAAP operating loss of $1.1 million in the third quarter of 2008.

The Company’s financial statements for the quarter and the year ended December 31, 2008 have not been finalized and are subject to the completion of its year-end closing procedures.  Therefore, the preliminary selected unaudited financial data set forth below is likely to change.  As a consequence, actual results could differ materially from the results below. In addition, once the financial statements have been finalized and the audit is complete, the Company may be required to record a non-cash charge for the impairment of Goodwill of approximately $3 million during the fourth quarter and the full year 2008.

Preliminary Fourth Quarter 2008 Selected Unaudited Financial Results

Revenues for the quarter ended December 31, 2008 increased 31.8% to $5.5 million from $4.1 million in the year-ago fourth quarter. The increase was largely driven by growth in the implementation of international projects including progress in the previously announced $13.8 million project at a European International Airport and the Passive RFID business, specifically related to Electronic access control.

Gross profit increased 43.2% to $3.2 million for the fourth quarter compared to $2.2 million for the prior-year fourth quarter and essentially flat compared on a sequential basis to the $3.3 million for the third quarter, despite a small sequential drop in revenue. Gross profit margin for the fourth quarter was 57.9%, up compared to the 53.3% for the fourth quarter of 2007 and also up compared to the 56.6% in the third quarter of 2008.

Total operating expenses from continued operations for the quarter, excluding any impact of goodwill impairment charge, were $4.3 million, down 8.3% compared to $4.7 million in the year-ago fourth quarter and also down sequentially compared to $4.7 million for the third quarter of 2008. The Company is expecting a loss from operations of $1.1 million compared to an operating loss of $2.5 million in the fourth quarter last year and compared sequentially to a $1.4 million operating loss for the third quarter of 2008, excluding any impact of goodwill impairment charges.

Eyal Tuchman, Chief Executive Officer of VUANCE Ltd., commented, “VUANCE finished the year on a strong note, exceeding our stated goal of $20 million in revenue. During the quarter we expanded our gross profit margin despite a slight sequential decline in revenue, demonstrating the leverage in our business model. As part of our goal to reaching cash flow neutral status on a non-GAAP basis, we decided to discontinue our locks initiative, a complementary business we began in the third quarter. As of Dec 31, 2008 we had approximately $260,000 in inventory for this initiative, during the first quarter of 2009, we have liquidated this entire inventory. Our core business, meanwhile, is still strong. We have seen a significant growth of our pipeline for potential business with contracts leveraging funding from the increase in spending by the U.S. government. The renewed focus on security and public safety, especially for schools and colleges across the country, is benefiting VUANCE and resulting in increase in activity.”

The Company is expecting a net loss from continuing operations of $1.3 million, or $(0.24) per diluted share, for the three months ended December 31, 2008, compared with a net loss from continuing operations of $6.1 million, or $(1.19) per diluted share, in the fourth quarter of 2007 based on 5.2 million and 5.1 million weighted average shares outstanding, respectively, subject to any further impact on goodwill impairment charges. The Company is expecting a net loss of $1.4 million, or $(0.27) per diluted share, for the three months ended December 31, 2008, compared with a net loss of $6.1 million, or $(1.19) per diluted share, in the fourth quarter of 2007 based on 5.2 million and 5.1 million weighted average shares outstanding, respectively, subject to any further impact on goodwill impairment charges.

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation and amortization of intangible assets related to the SHC acquisition of $484,000 during the fourth quarter of 2008, the Company reported a non-GAAP operating loss of $663,000 in the fourth quarter of 2008 compared to the non-GAAP operating loss of $2.0 million in the fourth quarter of 2007, excluding litigation expenses. In the fourth quarter of 2008, the Company’s non-GAAP net loss from continuing operations totaled $787,000 or $(0.15) per diluted share, compared to a non-GAAP net loss from continuing operations of $5.6 million, or $(1.10) per diluted share in the fourth quarter last year. The Company’s non-GAAP net loss totaled $926,000 or $(0.18) per diluted share for the fourth quarter of 2008, compared to non-GAAP net loss of $5.6 million, or $(1.10) per diluted share in the fourth quarter last year. In 2008 all data is subject to any further impact on goodwill impairment charges.

Preliminary Year Ended 2008 Selected Unaudited Financial Results

Revenues for the year ended December 31, 2008 increased 55.1% to a record $20.7 million compared with revenues of $13.3 million during 2007. Gross profit increased 58.2% to $12.2 million for the year versus $7.7 million for 2007. Gross profit margin for the year was 59.1% compared to gross profit margin of 57.9% for the year-ago period. Total operating expenses for the year were $17.8 million, reflecting the contribution of SHC, which was acquired at the end of August 2007, compared to total operating expenses of $14.0 million for the prior-year, which included only four months of SHC, excluding any further impact of goodwill impairment charges. The Company is expecting a loss from operations of $5.6 million compared to a loss from operations of $6.3 million for 2007, excluding any further impact of goodwill impairment charges. The Company is expecting a net loss from continuing operations, excluding any further impact of goodwill impairment charges, of $8.9 million, or $(1.71) per share, for the year, compared with a net loss from continuing operations of $11.3 million, or $(2.57) per share, in the year-ago period based on 5.2 million and 4.4 million weighted average shares outstanding, respectively. The Company is expecting a net loss, excluding any further impact of goodwill impairment charges, of $9.1 million, or $(1.76) per share, for the year, compared with a net loss of $11.3 million, or $(2.57) per share, in the year-ago period based on 5.2 million and 4.4 million weighted average shares outstanding, respectively.

“We entered 2009 with a backlog of $10.6 million for the next 12 months and a total backlog of $51 million, setting the stage for another record year in 2009,” added Mr. Tuchman. “Our investment in sales and marketing has enabled us to expand our market share and establish VUANCE as a recognized leader in technologies to control access to secure areas and track sensitive inventory. While we are not providing specific guidance for 2009 due to the uncertainty in the global economy, we are confident, based on our existing backlog, our improving recurring revenue and our rapidly growing pipeline of business, that we can build on our record 2008 and improve both our top and bottom line results during 2009 as compared to 2008.”

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation and amortization of intangibles assets related to the SHC acquisition of $1.5 million during fiscal 2008, the Company reported a non-GAAP operating loss of $4.1 million compared with a non-GAAP operating loss of $5.0 million last year, excluding litigation expenses. For the year ended December 31, 2008, excluding also the Beneficial Conversion Feature of convertible bonds of $0.8, the Company’s non-GAAP net loss from continuing operations totaled $6.6 million, or $(1.27) per share, versus a non-GAAP net loss from continuing operations of $9.7 million, or $(2.21) per share, last year, based on 5.2 million and 4.4 million weighted average shares outstanding, respectively. For the year ended December 31, 2008, excluding also the Beneficial Conversion Feature of convertible bonds of $0.8, the Company’s non-GAAP net loss totaled $6.8 million, or $(1.32) per share, versus a non-GAAP net loss of $9.7 million, or $(2.21) per share, last year. In 2008 all data is subject to any further impact on goodwill impairment charges.

VUANCE completed the year with cash and cash equivalent totaling $812,000.

The Company’s selected preliminary financial results have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.

Investor Conference Call

VUANCE will host an investor conference call to discuss its fourth quarter 2008 operating results today,  March 31 at 9:30 a.m. Eastern Time (ET) (17:00 Israel Time). During the call, Mr. Eyal Tuchman, CEO, and Mr. Lior Maza, CFO, will discuss the Company’s results.

To participate, please dial 1-888-281-1167 if calling within the United States. Please dial 0800-917-5108 if calling within the United Kingdom. Please dial 03-9180687 if calling within Israel. A replay will be available until April 7, 2009. To access, please dial 1-888-782-4291 if calling within the United States. Please dial 0-800-028-6837 if calling within the United Kingdom. Please dial 03-9255936 if calling within Israel. The call will also be accessible at the Company’s corporate website at www.vuance.com.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, VUANCE uses non-GAAP measures of operational profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R), amortization of intangibles assets related to acquisitions, Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses and provision for litigation-related expenses. VUANCE management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors. About VUANCE Ltd.

VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive product line enables end-to-end solutions that can be employed to successfully overcome the most difficult security challenges. Its Critical Situation Management System (CSMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market under the symbol “VUNC.” For more information, visit www.vuance.com.

Statement Regarding Unaudited Financial Information
The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information. In addition, once the financial statements have been finalized and the audit is complete, the Company may be required to record a non-cash charge for the impairment of Goodwill of approximately $3 million. The Company expects to publish its full 2008 financial results as well as its 2008 annual results, together with the filing of its annual report on Form 20-F with the Securities and Exchange Commission, in June 2009.  The publication and filing will be followed by a conference call with investors.  The timing of the conference call will be announced separately.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.  These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden IR
Brett Maas, 646-536-7331
brett@haydenir.com

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Year ended December 31, 2008				Year ended December 31, 2007
	GAAP	Adjustment		Non-GAAP	GAAP		Adjustment		Non-GAAP
	Unaudited				Unaudited

Revenues	$20,653	-		$20,653	$13,314	(*) *	-		$13,314
Cost of revenues	8,452	(16	)(a)	8,436	5,600		(5	)(a)	5,595

Gross profit	12,201	16		12,217	7,714		5		7,719

Operating expenses:
Research and development	2,571	(598	)(a)(b)	1,973	1,716		(399	)(a)(b)	1,317
Selling and marketing	11,924	(512	)(a)(b)	11,412	9,041		(243	)(a)(b)	8,798
General and administrative	3,299	(343	)(a)	2,956	3,192		(667	)(a)(c)	2,525
Litigation settlement expenses	8	-		8	34		-		34

Total operating expenses **	17,802	(1,453	)(a)(b)	16,349	13,983		(1,309	)(a)(b)(c)	12,674

Operating loss	(5,601)	1,469		(4,132)	(6,269)		1,314		(4,955)
Financial income (expenses), net ***	(3,113)	809	(d)	(2,304)	(4,652)		268	(d)	(4,384)

Loss before taxes on income	(8,714)	2,278		(6,436)	(10,921)		1,582		(9,339)
Taxes on income	(137)	-		(137)	(390	)(*)	-		(390)
Net loss from continuing operations	(8,851)	2,278		(6,573)	(11,311)		1,582		(9,729)
Loss from discontinued operations	(272)	-		(272)	-		-		-

Net loss	$(9,123)	$2,278		$(6,845)	$(11,311)		$1,582		$(9,729)

Basic and diluted loss from continuing operations	(1.71)	0.44		(1.27)	(2.57)		(0.36)		(2.21)

Basic and diluted loss from discontinued operations	(0.05)	-		(0.05)	-		-		-

Basic and diluted net loss per share	$(1.76)	$0.44		$(1.32)	$(2.57)		$(0.36)		$(2.21)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,171,406	5,171,406		5,171,406	4,391,860		4,391,860		4,391,860

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.
(c)	The effect of provision for litigation-related expenses
(d)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.

*	Certain comparative figures have been reclassified to confirm to the current period presentation.
**	Excluding any further impact of goodwill impairment chargesof approximately $3 million.
***
Due to a breach of a certain convertible bonds covenant, we had to recognize, in the year 2008, financial expenses in the amount of $553, to accelerate deferred expenses in the amount of $75 and to classify the Convertible Bond as a current liability. We currently are negotiating with the major holder about optional remedies to the violation

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Three months ended December 31, 2008				Three months ended December 31, 2007
	GAAP	Adjustment		Non-GAAP	GAAP		Adjustment		Non-GAAP
	Unaudited				Unaudited
Revenues	$5,456	-		$5,456	$4,140	(*) *	-		$4,140
Cost of revenues	2,297	(3	)(a)	2,294	1,934		(3	)(a)	1,931

Gross profit	3,159	3		3,162	2,206		3		2,209

Operating expenses:
Research and development	497	(199	)(a)(b)	298	812		(257	)(a)(b)	555
Selling and marketing	2,998	(142	)(a)(b)	2,856	2,947		(108	)(a)(b)	2,839
General and administrative	803	(140	)(a)	663	935		(84	)(a)(c)	851
Litigation settlement expenses	8	-		8	-		-		-

Total operating expenses **	4,306	(481	)(a)(b)	3,825	4,694		(449	)(a)(b)(c)	4,245

Operating loss	(1,147)	484		(663)	(2,488)		452		(2,036)
Financial income (expenses), net	(110)	-		(110)	(3,508)		9	(d)	(3,499)

Loss before taxes on income	(1,257)	484		(773)	(5,996)		461		(5,535)
Taxes on income	(14)	-		(14)	(103	)(*)	-		(103)

Net loss from continuing operations	(1,271)	484		(787)	(6,099)		461		(5,638)
Loss from discontinued operations	(139)	-		(139)	-		-		-

Net loss	$(1,410)	$484		$(926)	$(6,099)		$461		$(5,638)

Basic and diluted loss from continuing operations	(0.24)	0.09		(0.15)	(1.19)		$0.09		(1.10)

Basic and diluted loss from discontinued operations	(0.03)	-		(0.03)	-		-		-

Basic and diluted net loss per share	$(0.27)	$0.09		$(0.18)	$(1.19)		$(0.09)		$(1.10)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,246,529	5,246,529		5,246,529	5,124,273		5,124,273		5,124,273

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.
(c)	The effect of provision for litigation-related expenses
(d)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.

*	Certain comparative figures have been reclassified to confirm to the current period presentation.
**	Excluding any further impact of goodwill impairment chargesof approximately $3 million.